UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Reign Sapphire Corporation

(Name of Issuer)

Common Stock, $0.0001par value per share

(Title of Class of Securities)

75932R105

(CUSIP Number)

February 20, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75932R105	Schedule 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crossover Capital Fund I, LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

WA

	5.	SOLE VOTING POWER

		1,916,666 shares of common stock
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,916,666 shares of common stock
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,916,666 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	Crossover Capital Management, LLC (“Capital Management”) manages investments of Crossover Capital Fund I (“Crossover I”).
(2)	Based on 52,208,322 outstanding shares of common stock as of November 13, 2017, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2017. Together, Crossover I and Crossover Capital Fund II (“Crossover II”), which is also managed by Capital Management, beneficially own 7.3% of the issuer’s outstanding common stock.

CUSIP No. 75932R105	Schedule 13G	Page 3 of 6

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crossover Capital Fund II, LLC (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

WA

	5.	SOLE VOTING POWER

		1,916,666 shares of common stock
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,916,666 shares of common stock
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,916,666 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions)

OO

(1)	Capital Management manages investments of Crossover II.
(2)	Based on 52,208,322 outstanding shares of common stock as of November 13, 2017, as reported in the issuer’s quarterly report on Form 10-Q filed with the SEC on November 13, 2017. Together, Crossover I, which is also managed by Capital Management, and Crossover II beneficially own 7.3% of the issuer’s outstanding common stock.

CUSIP No. 75932R105	Schedule 13G	Page 4 of 6

Item 1.

(a)	Name of Issuer
Reign Sapphire Corporation

(b)	Address of Issuer’s Principal Executive Offices
9465 Wilshire Boulevard Beverly Hills, CA 90212

Item 2.

(a)	Name of Person Filing
(i) Crossover Capital Fund I LLC (“Crossover I”)
(ii) Crossover Capital Fund II LLC (“Crossover II”)

(b)	Address of the Principal Office or, if none, residence

(i)	With respect to Crossover I: 365 Ericksen Avenue, #315 Bainsbridge Island, WA 98110
(ii)	With respect to Crossover II: 365 Ericksen Avenue, #315 Bainsbridge Island, WA 98110

(c)	Citizenship
(i) With respect to Crossover I: WA
(ii) With respect to Crossover II: WA

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
75932R105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 75932R105	Schedule 13G	Page 5 of 6

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K.).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,833,332 shares of common stock (1)

(b)	Percent of class: 7.3% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,833,332 shares of common stock (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of 3,833,332 shares of common stock (1)

(iv)	Shared power to dispose or to direct the disposition of : 0

(1) Represents 1,916,666 shares of common stock owned by Crossover I and 1,916,666 shares of common stock owned by Crossover II. The investments of each of Crossover I and Crossover II are managed by Capital Management.

(2) Based on 52,208,322 outstanding shares of common stock as of November 13, 2017, as reported in the issuer’s quarterly report on Form 10-Q filed with the SEC on November 13, 2017.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 75932R105	Schedule 13G	Page 6 of 6

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2018	CROSSOVER CAPITAL FUND I LLC

	By:	/s/ Kenneth Lustig
	Name:	Kenneth Lustig
	Title:	Manager

CROSSOVER CAPITAL FUND I LLC

	By:	/s/ Kenneth Lustig
	Name:	Kenneth Lustig
	Title:	Manager

EXHIBIT A

to

Schedule 13G

The group members are as follows:

Crossover Capital Fund I LLC

Crossover Capital Fund II LLC